December 14, 2018

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing and Construction

RE:	AMMO, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 16, 2018
File No. 333-226087

Dear Sir or Madam,

Please accept this in response to your letter dated November 6, 2018, referencing the File Number as listed above. As required by your letter, we have made the necessary changes to our registration statement as filed on Form S-1/A and have included below a summary of our action items, and revisions to noted disclosures.

Form S-1/A filed October 16, 2018

General

1.	We note your response to prior comment 2, however, your disclosure continues to indicate that the selling stockholders intend to sell their shares at prevailing market prices. Please disclose a fixed price at which the selling stockholders will sell their shares until there is an established trading market therefor. Please note that the OTC Pink marketplace is not an existing trading market for purposes of satisfying Item 501(b)(3) of Regulation S-K.

RESPONSE: On December 11, 2018 our common stock was listed on the OTCQB market and we have revised our prospectus accordingly as follows:

This prospectus relates to the offer for sale of up to a total of 13,242,186 shares of our common stock that may be sold from time to time by certain existing stockholders named in this prospectus and their successors and assigns. The shares of common stock to be sold by the selling stockholders were acquired in a private offering completed prior to the filing of the registration statement of which this Prospectus is a part. This offering is not being underwritten.

Our Common Stock is traded on the over-the-counter market (OTCQB) under the symbol “POWW”. However, the Common Stock offered by this Prospectus may also be offered by the selling stockholders to or through underwriters, dealers, or other agents, directly to investors, or through any other manner permitted by law, on a continued or delayed basis. Please see “Plan of Distribution” beginning on page 61 of this Prospectus.

We are not selling any Common Stock under this Prospectus and will not receive any of the proceeds from the sale of the Common Stock sold by the selling stockholders. The registration of the securities covered by this Prospectus does not necessarily mean that any of the securities will be offered or sold by the selling stockholders. The timing and amount of any sale is within the respective selling stockholders’ sole discretion, subject to certain restrictions.

Market Information, page 27

2.	Please revise to state that there is no established trading market for your common stock pursuant to Item 201(a)(1)(i) of Regulation S-K, which provides that “the existence of limited or sporadic quotations” such as the pink sheets “should not of itself be deemed to constitute an ‘established public trading market.’“ In addition, please revise your table to include data for all interim period for which financial statements are included. Please see Item 201(a)(ii) of Regulation S-K.

RESPONSE: Per your request, we have updated the schedule listed on page 27 of our S-1/A, titled “Market for Common Equity, Related Stockholder Matters and Purchase of Equity Securities to include the interim period disclosed within the document. A copy of the table is included below:

Fiscal Year Ending	High	Low
December 31, 2016
First Quarter	$1.25	$1.25
Second Quarter	$1.28	$1.28
Third Quarter	$1.28	$1.28
Fourth Quarter	$1.25	$1.25

December 31, 2017
First Quarter	$3.60	$3.60
Second Quarter	$3.00	$3.00
Third Quarter	$2.30	$2.30
Fourth Quarter	$3.20	$3.08

Transition Period
January 1, 2018 - March 31, 2018	$4.75	$2.95

March 31, 2019
First Quarter	$7.95	$4.75
Second Quarter	$6.09	$2.98
Third Quarter*	$4.00	$2.65

*Through December 12, 2018

Recent Sales of Unregistered Securities; Use of Proceeds from Unregistered Securities, page 28

3.	Please revise your disclosure to name the persons or identify the class of persons to whom the securities were sold. In addition, please revise your disclosure to identify the exemption from registration relied upon for each transaction and the facts relied upon. Please see Item 701(b) and (d) of Regulation S-K.

RESPONSE: We have updated page 28 of the S-1/A, specifically the section titled “Recent Sales of Unregistered Securities; Use of Proceeds from Unregistered Securities” to include the information requested above:

The following securities were issued in reliance on the exemptions from registration under the Securities Act in Section 4(a)(2) of the Securities Act and Regulation D thereunder. The sale of these securities; did not involve any solicitation or advertisement, were for investment purposes only and not for resale, and did not include more than 35 non-accredited investors. The securities were issued with restrictions on the resale of the securities. From October 13, 2016 (Inception) through September 30, 2018, we issued and sold the following unregistered securities:

●	15,034,000 shares of common stock were issued to the company’s founders from October 13, 2016 through February 1, 2017.

●	4,770,120 shares of common stock were issued to investors through our private friends and family offering at a price per share of $1.25, for an aggregate purchase price of $5,962,650 and these investors were also issued warrants to purchase an additional 4,770,120 shares of common stock. There shares were issued from October 14, 2016 to December 19, 2017. Additionally, 1,865,300 warrants to purchase 1,865,300 shares of common stock were exercised at a price per share of $2.50, for an aggregate purchase price of approximately $4,663,250 from May 25, 2018 through July 6, 2018.

●	6,208,912 shares of common stock were issued to investors through a private placement offering by Paulson Investments Company, the placement agent. The shares were issued from December 19, 2017 to March 27, 2018 at a price per share of $1.65 for an aggregate value of $10,244,704. In addition, these investors received warrants to purchase a total of 3,104,456 shares of common stock with their purchase. We paid the placement agent a 12% cash commission of $1,254,961 based on the cash raised and a fee payable in warrants of 744,969 equaling 12% of the total units sold. The warrants were issued on June 9, 2018.

●	1,967,886 shares of common stock were issued to investors through a private placement offering by Paulson Investments Company, the placement agent. The shares were issued from April 3, 2018 to April 20, 2018 at a price per share of $1.65 for an aggregate value of $3,247,030. In addition, these investors were received warrants to purchase 983,943 shares of common stock with their purchase. We paid the placement agent a 12% cash commission of $389,644 based on the cash raised and a fee payable in warrants of 236,244 equaling 12% of the total units sold. The warrants were issued on June 9, 2018.

●	100,000 shares of common stock valued at $125,000 were issued for licensing agreements with Jesse James on October 13, 2016.

●	2,920 shares of common stock were issued to existing shareholders in connection with a reverse stock split effective December 30, 2016.

●	100,000 shares of common stock valued at $125,000 were issued for licensing agreements with Jeff Rann on February 15, 2017.

●	20,000 shares were issued on June 30, 2017 to an individual who furnished organization fees and this individual was also issued warrants to purchase 20,000 shares of common stock for their compensation.

●	600,000 shares were issued to acquire use of a patent at a price per share of $1.25 totaling $750,000 on September 28, 2017.

●	10,495 shares were issued on June 20, 2018 through a cashless exercise of 14,719 warrants previously issued to Paulson Investment Company, LLC.

●	667,500 shares of common stock were issued to employees as compensation with values per share ranging from $1.00 to $2.50 for an aggregate compensation expense of approximately $961,999 from July 1, 2017 through September 30, 2018. Additionally, employees received warrants to purchase 125,000 shares of common stock on March 31, 2018.

●	544,600 shares of common stock were issued for professional services at a price per share of $1.25 totaling $678,625 from January 31, 2017 through December 31, 2017. In addition, the service providers received warrants to purchase 381,500 shares of common stock from September 30, 2017 to November 11, 2017. There were 107,500 warrants to purchase 107,500 shares of common stock were exercised from June 6, 2018 through June 15, 2018 at a price per share ranging from $0.50 to $2.50, for an aggregate purchase price of $104,375.

Subsequent to September 30, 2018, we issued 1,700,002 shares in connection with the acquisition of SW Kenetics, Inc.

4.	We note your disclosure on page 30 that on October 5, 2018, you completed the acquisition of SW Kenetics in exchange for cash and 1,700,002 restricted shares of common stock that “will be issued.” Please confirm that no shares have been issued. To the extent that shares have already been issued, please revised your disclosure accordingly.

RESPONSE: Shares issued in conjunction with the acquisition of SWK were issued to their shareholders, subject to the agreed upon claw back provisions on October 12, 2018 per the terms of our agreement, as noted below in Item 5.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 29

5.	We note your disclosures related to your recent acquisition of SW Kenetics Inc. Please revise your disclosures to quantify the purchase price for the acquisition and more fully discuss the related contingencies, including how they impacted your determination of the purchase price.

RESPONSE: Per your guidance, we have amended our disclosure of the recent acquisition of the SW Kenetics Inc. as noted below:

On September 27, 2018, our wholly owned subsidiary, AMMO Technologies Inc. (“ATI”) entered into a definitive Agreement and Plan of Merger with SW Kenetics, Inc. (“SWK”), an Arizona corporation and completed the merger on October 5, 2018. Pursuant to the agreement SWK merged with and into ATI with ATI being the survivor. We issued to SWK’s three shareholders 1,700,002 restricted shares of our common stock, paid of $250,000 accounted for as an acquisition deposit, and made a payment obligation of $1,250,000 subject to completion of specific milestones that we have recorded as Contingent Consideration Payable. The 1,700,002 shares of common stock were issued October 12, 2018 with claw back provisions to ensure agreed upon objectives are met. Among the list of milestones or events that must be completed, the most significant is achievement of significant revenue goals incorporating the product technology of SWK.

The initial payment of $250,000 was made as a deposit on August 20, 2018 and the restricted shares were valued at approximately $3.28, the weighted average price of our stock from September 20. 2018 to October 4, 2018.

We recorded the total purchase consideration on the intangible asset as follows:

Cash	$250,000
Contingent Consideration Payable	1,250,000
Common Stock	5,569,207

Total Purchase Consideration	$7,069,207

The purchase price allocation to intangible assets is preliminary. The preliminary estimated fair value recorded for the intangible asset was determined by managements based on the Agreement and Plan of Merger. SWK’s significant assets only include intangible assets and we have allocated the preliminary purchase price allocation accordingly. The purchase price allocation will continue to be preliminary until a third-party valuation is completed and the fair value and useful life of the assets acquired are determined. The amounts from the valuation may significantly differ from the preliminary allocation.

SWK is a research and development firm located in Arizona that has designed and developed a new portfolio of modular projectiles that the Company believes will advance the force capability of the United States military, as well as NATO member countries. SWK filed a patent for their technology, which is now pending with the United States Patent and Trademark Office.

Financial Statements

Recent Accounting Pronouncements, page 75

6.	We note your disclosures in regard to ASU 2014-09 and the status of your adoption of the standard. Please clarify whether you have in fact adopted ASC 606 here and on page 97. Further we note your response to prior comment 17. Please revise your disclosures to comply with ASC 606-10-50.

RESPONSE: We have added the following disclosure related to revenue recognition:

Sales are initiated in three ways:

●	A third-party sales representative obtains a signed sales order from a customer

●	Direct contact by in-house sales representatives who obtain signed sales orders

●	Purchase orders submitted via Electronic Data Interchange (typically larger retailers), EDI allows companies to exchange information electronically

Once the sales order has been received the inventory control department will pull the purchased items from the inventory or if needed will request the manufacture of a specific product. When the items that were ordered are available for shipment, the merchandise is prepared for shipping and shipped by FedEx or common carrier.

All sales are recorded upon shipment and, depending on credit worthiness of customer, the payment terms typically range from thirty (30) to sixty (60) days. No refunds are allowed on any product shipped.

Each product manufactured by the Company has standard specifications and performance objectives. The Company has an extensive product testing program and, if the Company were given notice of a product defect by a customer, the Company would request the return of the product so that the manufacturing defect could be identified. From inception to September 30, 2018 the Company has had no returned products related to product warranty.

The revenue recognition procedures set forth above have been used by the Company since its inception and are consistent with requirements of ASC 606 “Revenue from Contracts with Customers”.

Additionally, we added the following disclosure to Note 2- Summary of Significant Accounting Policies and Management’s Discussion and Analysis:

Revenue Recognition

●	recognition of any returns, refunds or product warranties

Other

Additionally, we updated our Management’s Discussion and Analysis of Financial Condition and Results and interim financial statements for the three and six months ended September 30, 2018.

Please let us know if there are further questions or comments pertaining to either this response, or the S-1/A submitted herewith.

AMMO, INC.

/s/ Fred Wagenhals

Fred Wagenhals

Chief Executive Officer